Exhibit 99.1



Constellation Brands

THIRD QUARTER FISCAL YEAR 2022 RESULTS

JANUARY 6, 2022

#WORTHREACHINGFOR | VISIT US



Industry-Leading Growth of Beer Business Drives Update to Fiscal 2022 EPS Guidance; Plans Incremental Capacity Investments in Mexico to Support Continued Strong Growth of Core Beer Portfolio

Third Quarter Fiscal Year 2022 Financial Highlights [(1)] | In millions, except per share data	Net Sales	Operating Income	Earnings Before Interest & Taxes (EBIT)	Diluted Net Income (Loss) Per Share Attributable to CBI (EPS)	Diluted EPS Excluding Canopy
Reported	$2,321	$840	NA	$2.48	NA
% Change	(5%)	7%	NA	(62%)	NA
Comparable	$2,321	$824	$788	$3.12	$3.42
% Change	(5%)	(1%)	(4%)	1%	8%

(1) Definitions of reported, comparable, and organic, as well as reconciliations of non-GAAP financial measures, are contained elsewhere in this news release.
NA=Not Applicable

HIGHLIGHTS

- Generates **reported basis EPS** of **$2.48** and **comparable basis EPS** of **$3.12**, including Canopy equity losses of $0.31; **excluding Canopy equity losses**, achieved comparable basis EPS of **$3.42**, an increase of 8%
- **Beer Business** delivers **solid depletion growth** driven by the continued strength of **Modelo Especial** and **Corona Extra**
- **Wine and Spirits Business** delivers **strong margin expansion** while achieving solid **organic net sales growth**
- Generates **$2.4 billion** of **operating cash flow**, an increase of 3%, and **$1.8 billion** of **free cash flow**
- Updates **fiscal 2022 reported basis EPS outlook** to **$(0.25) - $(0.10)**; **increases comparable basis EPS outlook** to **$10.50 - $10.65**; includes year to date shares repurchased
- Affirms **fiscal 2022 operating cash flow target** of **$2.4 - $2.6 billion** and **free cash flow projection** of **$1.4 - $1.5 billion**
- Updates Beer Business plans for **capacity investments** in **Mexico** to **$5.0 - $5.5 billion** in capital expenditures over the **fiscal 2023 - fiscal 2026** timeframe; includes previously disclosed annual capex of $700 - $900 million
- **Enters agreement with Coca-Cola** to extend its FRESCA® brand into beverage alcohol for the launch of **ready-to-drink cocktails**
- **Declares quarterly cash dividend** of $0.76 per share of Class A Common Stock and $0.69 per share of Class B Common Stock











Modelo
OFFICIAL BEER OF FANS
WITH THE FIGHTING SPIRIT

Corona Extra
SCORE
THE BUCKET
MÁS FINA

'TIS YOUR SEASON TO
Shine

SHARE GREAT TASTE THIS SEASON
MEIOMI
FLAVOR FORWARD

"Our Beer Business delivered strong results despite tough prior year comparisons. Our Wine and Spirits Business continued to transform its portfolio and financial profile, delivering high-end market share gains and margin expansion. Our strong overall performance drove an increase in EPS guidance for the year."

Bill Newlands
President and Chief Executive Officer



"Our incremental capacity investments in Mexico will position us to capture the ongoing growth opportunities we see within the high-end segment of the U.S. beer market well into the future."

Garth Hankinson
Chief Financial Officer



beer

Three Months Ended | In millions; branded product, 24-pack, 12-ounce case equivalents	Shipments	Depletions	Net Sales	Operating Income
November 30, 2021	95.2		$1,752.6	$723.6
November 30, 2020	92.3		$1,677.9	$714.5
% Change	3.1%	8.4%	4%	1%

HIGHLIGHTS

- Despite difficult year-over-year volume comparisons, Constellation's **Beer Business** posted **depletion growth** of more than **8%**, driven by the continued strength of **Modelo Especial** and explosive growth from **Corona Extra**. Depletion volume selling days were flat year-over-year.
- In IRI channels, Constellation's **Beer Business** further strengthened its position as the **#1 supplier** in the **high-end** and was the **#1 dollar share gainer**, adding **1.3 market share points** during the quarter.
- **Modelo Especial** achieved **13% depletion growth** and continued to be the **#1 brand** in the high-end and **#1 brand share gainer** in the entire U.S. beer category in IRI dollar sales; **Modelo Chelada posted 35% depletion growth** and is now the #1 Chelada in the U.S. beer market.
- **Corona Extra** reported **depletion growth** of **11%** and remained the **#2 import share gainer** and **#3 brand** in the high-end in IRI channels.
- **Operating margin decreased** 130 basis points to 41.3%, as benefits from favorable pricing and timing of marketing spend were more than offset by increased COGS driven by expected higher material and brewery costs, as well as increased depreciation.
- Cases shipped exceeded cases depleted as distributor inventory levels began to rebuild during the quarter. Product inventories are expected to return to normal levels by the end of the fiscal year, as cases shipped are expected to continue to exceed cases depleted during the fourth quarter of fiscal 2022.
- The **Beer Business** now expects **10 - 11% net sales growth** and **6 - 7% operating income growth** for fiscal 2022 reflecting the strong performance of the core beer portfolio.





MODELO ESPECIAL
13% DEPLETION GROWTH
CORONA EXTRA
11% DEPLETION GROWTH
Source: Depletion trends Q3 FY22 company measures

wine and spirits

Three Months Ended | In millions; branded product, 9-liter case equivalents	Shipments	Organic Shipments (1)	Depletions (1)	Net Sales (2)	Organic Net Sales (1)	Operating Income (2)
November 30, 2021	8.1	8.1		$568.0	$568.0	$144.5
November 30, 2020	13.2	7.9		$760.2	$549.9	$182.3
% Change	(38.6%)	2.5%	(6.8%)	(25%)	3%	(21%)

(2) Three months ended November 30, 2020, includes $210.3 million of net sales and $73.8 million of gross profit less marketing that are no longer part of the wine and spirits segment results.

HIGHLIGHTS

- **The Prisoner Brand Family**, **Kim Crawford**, and **Meiomi** continued to outpace their respective price segments while contributing to Constellation share gains in the high-end of the U.S. wine market.
- Constellation's **Wine and Spirits Business** innovation strategy continued to gain traction as **Kim Crawford Illuminate** and **The Prisoner Unshackled** were among the top five share gainers in their respective price segments in IRI channels.
- In the 3-Tier eCommerce channel, Constellation's **Wine Business** significantly outpaced the U.S. wine market by **double-digits**, led by **27% growth** for **Meiomi**. Nearly 10% of **Meiomi's** sales are generated in the 3-Tier eCommerce channel which is the highest level among leading U.S. wine brands in IRI eCommerce channels.
- **Operating margin increased** 140 basis points to 25.4% as decreased COGS driven by favorable fixed cost absorption, mix benefits from divestitures, and favorable price were partially offset by increased marketing and SG&A as a percent of net sales and unfavorable mix from the existing portfolio.
- The **Wine and Spirits Business** now expects fiscal 2022 reported **net sales** and **operating income decline** of **21 - 22%** and **23 - 25%**, respectively; **organic net sales growth** of **4 - 6%**.



TOP 5 SHARE GAINERS
IN THEIR PRICE SEGMENTS
Source: IRI, Total U.S. Multi-Outlet + Convenience, 12 weeks ending 11/28/2021

outlook

The table sets forth management's current EPS expectations for fiscal 2022 compared to fiscal 2021 actual results, on a reported basis, a comparable basis, and a comparable basis excluding Canopy equity earnings (losses) and related activities.

	Reported Basis		Comparable Basis		
	FY22 Estimate	FY21 Actual	FY22 Estimate (Excl. Canopy)	FY21 Actual	FY21 Actual (Excl. Canopy)
Fiscal Year Ending February 28	$(0.25) - $(0.10)	$10.23	$10.50 - $10.65	$9.97	$10.44

Fiscal 2022 Guidance Assumptions:

- Beer: net sales growth 10 - 11%; operating income growth 6 - 7%
- Wine and Spirits: net sales decline 21 - 22% and operating income decline 23 - 25%; organic net sales growth 4 - 6%
- Interest expense: approximately $360 million
- Tax rate: reported approximately 88%; comparable excluding Canopy equity earnings impact approximately 19.5%
- Weighted average diluted shares outstanding: approximately 192 million; includes year to date shares repurchased

- Operating cash flow: $2.4 - $2.6 billion
- Capital expenditures: $1.0 - $1.1 billion, including approximately $900 million targeted for Mexico beer operations expansion activities
- Free cash flow: $1.4 - $1.5 billion

The reported basis EPS guidance includes the fiscal 2022 year to date Canopy equity earnings and related activities impact. Our guidance does not reflect future changes in the fair value of the company's investment in Canopy's warrants and convertible debt securities. Additionally, the company continues to evaluate the future potential equity earnings impact from the Canopy equity method investment and related activities and, as such, these items have been excluded from the target assumptions noted above.

BEER BUSINESS CAPITAL EXPANSION

The company has updated its plans to invest in the next increment of capacity in Mexico that will provide the long-term flexibility needed to support the expected future growth of its high-end Mexican beer portfolio. Total capital expenditures for the Beer Business are now expected to be $5.0 billion to $5.5 billion over fiscal 2023 to fiscal 2026, with the majority of spend expected to occur in the first three years of that timeframe. The investment will support an additional 25 million to 30 million hectoliters of total capacity and includes construction of a new brewery in Southeast Mexico in the state of Veracruz, as well as continued expansion and optimization at the company's existing sites in Nava and Obregon. This capital investment of $5.0 billion to $5.5 billion includes the previously disclosed capital expenditures guidance of $700 million to $900 million annually for fiscal 2023 to fiscal 2025.

For the first quarter of fiscal 2022 we recorded a $666 million impairment on the Mexicali facility, which is included above in the fiscal 2022 reported basis EPS guidance. The company continues to work with government officials in Mexico to (i) determine next steps for our suspended Mexicali Brewery construction project and (ii) pursue various forms of recovery for capitalized costs and additional expenses incurred in establishing the brewery, however, there can be no assurance of any recoveries.

WINE & SPIRITS FISCAL 2021 DIVESTITURES

In January 2021, the company sold a portion of the Wine and Spirits Business to E. & J. Gallo Winery ("Gallo") and in a separate, but related, transaction sold the Nobilo Wine brand to Gallo, collectively (the "Wine and Spirits Divestitures"). Additionally, in January 2021, the company sold the Paul Masson Grande Amber Brandy brand to Sazerac (the "Paul Masson Divestiture"), while in December 2020, the company sold the concentrate business to Vie-Del (the "Concentrate Business Divestiture").

The following table presents selected financial information included in our historical consolidated financial statements that are no longer part of our consolidated results following the transactions described above:

	FY21 Q1	FY21 Q2	FY21 Q3	FY21 Q4
(in millions)				
Shipments (9-liter case equivalents)	4.5	4.6	5.3	1.6
Net sales	$187	$181	$210	$64
CAM (gross profit less marketing)	$77	$67	$74	$21

 *canopy*

Constellation's share of Canopy's equity earnings (losses) and related activities were as follows:

	Reported Basis	Comparable Basis
Three Months Ended I In millions		
November 30, 2021	$(4.2)	$(68.4)
November 30, 2020	$(12.4)	$(43.0)

Constellation has recognized a $424 million unrealized net loss in reported basis results since the initial Canopy investment in November 2017; a $200 million decrease in the fair value of our Canopy investment was recognized for third quarter of fiscal 2022.

QUARTERLY DIVIDEND

On January 5, 2022, Constellation's board of directors declared a quarterly cash dividend of $0.76 per share of Class A Common Stock and $0.69 per share of Class B Common Stock, payable on February 23, 2022, to stockholders of record as of the close of business on February 9, 2022.

† A copy of this news release, including the attachments and other financial information that may be discussed during the call, will be available on our website cbrands.com under "Investors/Reporting" prior to the call.



THIRD QUARTER FISCAL YEAR 2022 RESULTS

CONFERENCE CALL† / WEBCAST

January 6, 2022 at 10:30 a.m. EST
(877) 673-1771 / Conference ID: 6572176
cbrands.com/investors/events

SUPPORTING OUR COMMUNITIES

Corona Helping To Protect Our Beaches

Corona is committed to bringing together communities across America, refreshing beaches, and removing one million pounds of plastic by the brand's 100th birthday in 2025. Substantial progress has been made toward that goal during calendar year 2021. With over 600 volunteers and more than 19 community-led beach clean-ups, the mission is succeeding in building awareness around social and environmental change to keep Corona's place, the beach, clean for years to come. The brand is geared up for year two with more beach clean-ups, upcycled-plastic merchandise collaborations, and more.

Learn more about the brand's efforts here.

Driving Positive Change For Women In Our Communities

One of the focus areas of our CSR strategy is a commitment to champion the professional development and advancement of women within our company, our community, and our industry. To support this effort, Constellation has proudly doubled its commitment to Dress For Success to build on the momentum we have achieved together to date, and to continue supporting the local affiliate programs we have been an integral part of. Through our support, Dress For Success will help women receive tools and resources to build their careers and achieve financial security and independence.

Learn more about Dress For Success and its mission here.





ABOUT CONSTELLATION BRANDS

At Constellation Brands (NYSE: STZ and STZ.B), our mission is to build brands that people love because we believe sharing a toast, unwinding after a day, celebrating milestones, and helping people connect, are Worth Reaching For. It's worth our dedication, hard work, and the bold calculated risks we take to deliver more for our consumers, trade partners, shareholders, and communities in which we live and work. It's what has made us one of the fastest-growing large CPG companies in the U.S. at retail, and it drives our pursuit to deliver what's next.

Today, we are a leading international producer and marketer of beer, wine, and spirits with operations in the U.S., Mexico, New Zealand, and Italy. Every day, people reach for our high-end, iconic imported beer brands such as Corona Extra, Corona Light, Corona Premier, Modelo Especial, Modelo Negra, and Pacifico, and our high-quality premium wine and spirits brands, including the Robert Mondavi Brand Family, Kim Crawford, Meiomi, The Prisoner Brand Family, SVEDKA Vodka, Casa Noble Tequila, and High West Whiskey.

But we won't stop here. Our visionary leadership team and passionate employees from barrel room to boardroom are reaching for the next level, to explore the boundaries of the beverage alcohol industry and beyond. Join us in discovering what's Worth Reaching For.

To learn more, follow us on Twitter @cbrands and visit www.cbrands.com.

MEDIA CONTACTS

Mike McGrew	773-251-4934	michael.mcgrew@cbrands.com
Amy Martin	585-678-7141	amy.martin@cbrands.com

INVESTOR RELATIONS CONTACTS

Patty Yahn-Urlaub	585-678-7483	patty.yahn-urlaub@cbrands.com
Marisa Pepelea	312-741-2316	marisa.pepelea@cbrands.com
Adam Russell	585-678-7292	adam.russell@cbrands.com

SUPPLEMENTAL INFORMATION

Reported basis ("reported") are amounts as reported under generally accepted accounting principles. Comparable basis ("comparable") are amounts which exclude items that affect comparability ("comparable adjustments"), as they are not reflective of core operations of the segments. The company's measure of segment profitability excludes comparable adjustments, which is consistent with the measure used by management to evaluate results. The company discusses various non-GAAP measures in this news release. Financial statements, as well as supplemental schedules and tables reconciling non-GAAP measures, together with definitions of these measures and the reasons management uses these measures, are included in this news release.

FORWARD-LOOKING STATEMENTS

The statements made under the heading Outlook and all statements other than statements of historical fact set forth in this news release regarding Constellation Brands' business strategy, future operations and business, future financial position, expected effective tax rates and anticipated tax liabilities, estimated revenues, projected costs and expenses, expected net sales and operating income, estimated diluted EPS, expected capital expenditures, expected operating cash flow and free cash flow, future payments of dividends, amount, manner and timing of share repurchases under the share repurchase authorization, and prospects, plans and objectives of management, as well as information concerning expected actions of third parties, are forward-looking statements (collectively, the "Projections") that involve risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by the Projections.

During the current quarter, Constellation Brands may reiterate the Projections. Prior to the start of the company's quiet period, which will begin at the close of business on February 28, 2022, the public can continue to rely on the Projections as still being Constellation Brands' current expectations on the matters covered, unless the company publishes a notice stating otherwise. During Constellation Brands' "quiet period," the Projections should not be considered to constitute the company's expectations and should be considered historical, speaking as of prior to the quiet period only and not subject to update by the company.

The Projections are based on management's current expectations and, unless otherwise noted, do not take into account the impact of any future acquisition, investment, merger, or any other business combination, divestiture, restructuring, or other strategic business realignments, financing or share repurchase that may be completed after the date of this release, or any incremental contingent consideration payment paid or any specific amount of incremental contingent consideration payment received, if any, in association with the Wine and Spirits Divestitures. The Projections should not be construed in any manner as a guarantee that such results will in fact occur. The actual impact of COVID-19 and its associated operating environment may be materially different than management's expectations.

In addition to the risks and uncertainties of ordinary business operations, the Projections of the company contained in this news release are subject to a number of risks and uncertainties, including:

- duration and impact of the COVID-19 pandemic, including but not limited to the impact and severity of new variants, vaccine efficacy and immunization rates, the closure of non-essential businesses, which may include our manufacturing facilities, and other associated governmental containment actions, quarantines, or curfews, and the increase in cyber-security attacks that have occurred while non-production employees work remotely;

- raw material and water supply, production, or shipment difficulties could adversely affect our ability to supply our customers;

- the actual impact to supply, production levels, and costs due to wildfires, severe weather events, global supply chain logistics, and transportation challenges may vary from our current expectations due to, among other reasons, the actual severity and geographical reach of wildfires and severe weather events and actual supply chain and transportation performance;

- impact of the Wine and Spirits Divestitures, the Concentrate Business Divestiture, and the Paul Masson Divestiture, and amount and timing of cost reductions, if any, may vary from management's current expectations;

- amount of contingent consideration, if any, received in the Wine and Spirits Divestitures will depend on actual future brand performance;

- beer operations expansion, construction, and optimization activities, scope, capacity, costs, capital expenditures, and timing associated with these activities, and amount of impairment or other costs and expenses from non-recoverable brewery construction assets in Mexico may vary from management's current estimates due to market conditions, our cash and debt position, receipt of regulatory approvals on the expected dates and terms, results of discussions with government officials in Mexico, actual amount of non-recoverable brewery construction assets and other costs, and other factors determined by management;

- accuracy of supply projections, including those relating to wine and spirits operating activities, beer operations expansion activities, product inventory levels, and glass sourcing;

- operating cash flow, free cash flow, effective tax rate, and capital expenditures to support long-term growth may vary from management's current estimates;

- accuracy of projections associated with market opportunities, new products, and previously announced acquisitions, investments, and divestitures;

- accuracy of projections relating to the Canopy investment may vary from management's current expectations;

- exact duration of the share repurchase implementation and the amount, timing, and source of funds for any share repurchases;

- amount and timing of future dividends are subject to the determination and discretion of our Board of Directors and may differ from current expectations if our ability to use cash flow to fund dividends is affected by unanticipated increases in total net debt, we are unable to generate cash flow at anticipated levels, or we fail to generate expected earnings;

- general economic, geo-political, domestic, international, and regulatory conditions, instability in world financial markets, inflation, health epidemics or pandemics, unanticipated environmental liabilities and costs, or enhanced competitive activities;

- changes to international trade agreements and tariffs, accounting standards, elections or assertions, tax laws or other governmental rules and regulations, and other factors which could impact the company's reported financial position, results of operations, effective tax rate, or accuracy of any associated Projections;

- changes in interest rates and the inherent unpredictability of currency fluctuations, commodity prices, and raw materials; and

- other factors and uncertainties disclosed in the company's filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the fiscal year ended February 28, 2021, which could cause actual future performance to differ from current expectations.

CONSTELLATION BRANDS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(in millions)
(unaudited)

	November 30, 2021		February 28, 2021
ASSETS			
Current assets:			
Cash and cash equivalents	$	**361.3**	$ 460.6
Accounts receivable		**917.8**	785.3
Inventories		**1,518.9**	1,291.1
Prepaid expenses and other		**578.6**	507.5
Total current assets		**3,376.6**	3,044.5
Property, plant, and equipment		**5,519.3**	5,821.6
Goodwill		**7,848.1**	7,793.5
Intangible assets		**2,756.7**	2,732.1
Equity method investments		**2,756.4**	2,788.4
Securities measured at fair value		**292.9**	1,818.1
Deferred income taxes		**2,414.2**	2,492.5
Other assets		**563.1**	614.1
Total assets	$	**25,527.3**	$ 27,104.8
LIABILITIES AND STOCKHOLDER'S EQUITY			
Current liabilities:			
Short-term borrowings	$	**243.0**	$ —
Current maturities of long-term debt		**5.7**	29.2
Accounts payable		**945.4**	460.0
Other accrued expenses and liabilities		**1,054.5**	779.9
Total current liabilities		**2,248.6**	1,269.1
Long-term debt, less current maturities		**10,083.8**	10,413.1
Deferred income taxes and other liabilities		**1,648.5**	1,493.5
Total liabilities		**13,980.9**	13,175.7
CBI stockholders' equity		**11,238.3**	13,598.9
Noncontrolling interests		**308.1**	330.2
Total stockholders' equity		**11,546.4**	13,929.1
Total liabilities and stockholders' equity	$	**25,527.3**	$ 27,104.8

CONSTELLATION BRANDS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions, except per share data)
(unaudited)

	Three Months Ended		Nine Months Ended	
	November 30, 2021	November 30, 2020	**November 30, 2021**	November 30, 2020
Sales	$ **2,507.0**	$ 2,643.7	$ **7,260.3**	$ 7,235.1
Excise taxes	**(186.4)**	(205.6)	**(542.1)**	(573.2)
Net sales	**2,320.6**	2,438.1	**6,718.2**	6,661.9
Cost of product sold	**(1,094.9)**	(1,169.9)	**(3,143.5)**	(3,189.6)
Gross profit	**1,225.7**	1,268.2	**3,574.7**	3,472.3
Selling, general, and administrative expenses	**(385.8)**	(464.1)	**(1,254.6)**	(1,216.5)
Impairment of brewery construction in progress	—	—	**(665.9)**	—
Impairment of assets held for sale	—	(21.0)	—	(24.0)
Operating income (loss)	**839.9**	783.1	**1,654.2**	2,231.8
Income (loss) from unconsolidated investments	**(171.8)**	782.4	**(1,541.8)**	130.5
Interest expense	**(88.0)**	(95.7)	**(270.5)**	(295.9)
Loss on extinguishment of debt	—	(1.2)	**(29.4)**	(8.8)
Income (loss) before income taxes	**580.1**	1,468.6	**(187.5)**	2,057.6
(Provision for) benefit from income taxes	**(99.3)**	(176.6)	**(217.1)**	(416.4)
Net income (loss)	**480.8**	1,292.0	**(404.6)**	1,641.2
Net (income) loss attributable to noncontrolling interests	**(10.0)**	(11.1)	**(31.2)**	(26.1)
Net income (loss) attributable to CBI	$ **470.8**	$ 1,280.9	$ **(435.8)**	$ 1,615.1
Net income (loss) per common share attributable to CBI:				
Basic – Class A Common Stock	$ **2.53**	$ 6.68	$ **(2.31)**	$ 8.44
Basic – Class B Convertible Common Stock	$ **2.30**	$ 6.07	$ **(2.10)**	$ 7.67
Diluted – Class A Common Stock	$ **2.48**	$ 6.55	$ **(2.31)**	$ 8.28
Diluted – Class B Convertible Common Stock	$ **2.29**	$ 6.03	$ **(2.10)**	$ 7.62
Weighted average common shares outstanding:				
Basic – Class A Common Stock	**164.999**	170.571	**167.692**	170.083
Basic – Class B Convertible Common Stock	**23.222**	23.274	**23.230**	23.284
Diluted – Class A Common Stock	**189.939**	195.444	**167.692**	195.101
Diluted – Class B Convertible Common Stock	**23.222**	23.274	**23.230**	23.284
Cash dividends declared per common share:				
Class A Common Stock	$ **0.76**	$ 0.75	$ **2.28**	$ 2.25
Class B Convertible Common Stock	$ **0.69**	$ 0.68	$ **2.07**	$ 2.04

CONSTELLATION BRANDS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)
(unaudited)

	Nine Months Ended	
	November 30, 2021	November 30, 2020
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (404.6)	$ 1,641.2
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Unrealized net (gain) loss on securities measured at fair value	1,534.8	(524.7)
Deferred tax provision (benefit)	58.5	287.0
Depreciation	248.6	219.2
Stock-based compensation	33.8	52.0
Equity in (earnings) losses of equity method investees and related activities, net of distributed earnings	6.0	403.0
Noncash lease expense	60.9	63.0
Amortization of debt issuance costs and loss on extinguishment of debt	37.5	17.7
Impairment of brewery construction in progress	665.9	—
Impairment of assets held for sale	—	24.0
Loss on inventory and related contracts associated with business optimization	—	25.8
Loss on settlement of treasury lock contracts	—	(29.3)
Change in operating assets and liabilities, net of effects from purchase and sale of business:		
Accounts receivable	(134.8)	(44.1)
Inventories	(218.4)	75.2
Prepaid expenses and other current assets	(114.7)	67.4
Accounts payable	340.5	146.8
Deferred revenue	124.3	3.6
Other accrued expenses and liabilities	200.9	(29.7)
Other	4.9	(34.5)
Total adjustments	2,848.7	722.4
Net cash provided by (used in) operating activities	2,444.1	2,363.6
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property, plant, and equipment	(598.7)	(467.7)
Purchase of business, net of cash acquired	(53.5)	(19.9)
Investments in equity method investees and securities	(28.6)	(217.4)
Proceeds from sale of assets	4.0	18.3
Proceeds from sale of business	4.6	42.9
Other investing activities	(2.0)	0.6
Net cash provided by (used in) investing activities	(674.2)	(643.2)

CONSTELLATION BRANDS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)
(unaudited)

	Nine Months Ended	
	November 30, 2021	November 30, 2020
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issuance of long-term debt	**995.6**	1,194.7
Principal payments of long-term debt	**(1,363.5)**	(2,214.0)
Net proceeds from (repayments of) short-term borrowings	**243.0**	(198.9)
Dividends paid	**(430.5)**	(431.2)
Purchases of treasury stock	**(1,390.5)**	—
Proceeds from shares issued under equity compensation plans	**159.7**	43.2
Payments of minimum tax withholdings on stock-based payment awards	**(9.8)**	(7.7)
Payments of debt issuance, debt extinguishment, and other financing costs	**(35.0)**	(18.3)
Distributions to noncontrolling interests	**(36.9)**	(22.5)
Net cash provided by (used in) financing activities	**(1,867.9)**	(1,654.7)
Effect of exchange rate changes on cash and cash equivalents	**(1.3)**	5.8
Net increase (decrease) in cash and cash equivalents	**(99.3)**	71.5
Cash and cash equivalents, beginning of period	**460.6**	81.4
Cash and cash equivalents, end of period	**$ 361.3**	$ 152.9

CONSTELLATION BRANDS, INC. AND SUBSIDIARIES
RECONCILIATION OF REPORTED AND ORGANIC NET SALES
(in millions)
(unaudited)

For periods of acquisition, we define organic net sales as current period reported net sales less net sales of products of acquired businesses reported for the current period, as appropriate. For periods of divestiture, we define organic net sales as prior period reported net sales less net sales of products of divested businesses reported for the prior period, as appropriate. We provide organic net sales because we use this information in monitoring and evaluating the underlying business trends of our core operations. In addition, we believe this information provides investors valuable insight on underlying business trends and results in order to evaluate year-over-year financial performance.

The divestitures impacting our results for the periods September 1, 2020, through November 30, 2020, and March 1, 2020, through November 30, 2020, below consist of the Concentrate Business Divestiture (sold December 29, 2020), the Wine and Spirits Divestitures (sold January 5, 2021), and the Paul Masson Divestiture (sold January 12, 2021).

	Three Months Ended			Nine Months Ended		
	November 30, 2021	November 30, 2020	Percent Change	November 30, 2021	November 30, 2020	Percent Change
Consolidated net sales	$ 2,320.6	$ 2,438.1	(5%)	$ 6,718.2	$ 6,661.9	1%
Less: divestitures	—	(210.3)		—	(578.5)	
Consolidated organic net sales	$ 2,320.6	$ 2,227.8	4%	$ 6,718.2	$ 6,083.4	10%
Beer net sales	$ 1,752.6	$ 1,677.9	4%	$ 5,185.9	$ 4,697.9	10%
Wine and Spirits net sales	$ 568.0	$ 760.2	(25%)	$ 1,532.3	$ 1,964.0	(22%)
Less: divestitures	—	(210.3)		—	(578.5)	
Wine and Spirits organic net sales	$ 568.0	$ 549.9	3%	$ 1,532.3	$ 1,385.5	11%

CONSTELLATION BRANDS, INC. AND SUBSIDIARIES
SUPPLEMENTAL SHIPMENT AND DEPLETION INFORMATION
(unaudited)

	Three Months Ended			Nine Months Ended		
	November 30, 2021	November 30, 2020	Percent Change	**November 30, 2021**	November 30, 2020	Percent Change
Beer						
(in millions, branded product, 24-pack, 12-ounce case equivalents)						
Shipments	**95.2**	92.3	3.1%	**281.0**	258.9	8.5%
Depletions [1]			8.4%			8.7%
Wine and Spirits						
(in millions, branded product, 9-liter case equivalents)						
Shipments	**8.1**	13.2	(38.6%)	**22.2**	35.6	(37.6%)
Organic shipments [2]	**8.1**	7.9	2.5%	**22.2**	21.2	4.7%
U.S. Domestic shipments	**7.0**	12.2	(42.6%)	**19.3**	32.8	(41.2%)
U.S. Domestic organic shipments [2]	**7.0**	6.9	1.4%	**19.3**	18.6	3.8%
Depletions [1] [2]			(6.8%)			(5.5%)

[1] Depletions represent U.S. domestic distributor shipments of our respective branded products to retail customers, based on third-party data.

[2] Includes adjustments to remove shipment and depletion volume associated with the Wine and Spirits Divestitures and the Paul Masson Divestiture for the periods September 1, 2020, through November 30, 2020, and March 1, 2020, through November 30, 2020, for the three months and nine months ended November 30, 2020, respectively.

CONSTELLATION BRANDS, INC. AND SUBSIDIARIES
SUMMARIZED SEGMENT AND INCOME (LOSS) FROM UNCONSOLIDATED INVESTMENTS INFORMATION
(in millions)
(unaudited)

	Three Months Ended			Nine Months Ended		
	November 30, 2021	November 30, 2020	Percent Change	November 30, 2021	November 30, 2020	Percent Change
Beer						
Segment net sales	$ **1,752.6**	$ 1,677.9	4%	$ **5,185.9**	$ 4,697.9	10%
Segment gross profit	$ **958.1**	$ 952.7	1%	$ **2,835.8**	$ 2,632.9	8%
% Net sales	**54.7 %**	56.8 %		**54.7 %**	56.0 %	
Segment operating income (loss)	$ **723.6**	$ 714.5	1%	$ **2,089.7**	$ 1,988.0	5%
% Net sales	**41.3 %**	42.6 %		**40.3 %**	42.3 %	
Wine and Spirits						
Wine net sales	$ 506.2	$ 666.7	(24%)	$ 1,351.1	$ 1,711.2	(21%)
Spirits net sales	61.8	93.5	(34%)	181.2	252.8	(28%)
Segment net sales	$ **568.0**	$ 760.2	(25%)	$ **1,532.3**	$ 1,964.0	(22%)
Segment gross profit	$ **269.6**	$ 327.8	(18%)	$ **707.6**	$ 868.2	(18%)
% Net sales	**47.5 %**	43.1 %		**46.2 %**	44.2 %	
Segment operating income (loss)	$ **144.5**	$ 182.3	(21%)	$ **348.9**	$ 507.8	(31%)
% Net sales	**25.4 %**	24.0 %		**22.8 %**	25.9 %	
Segment income (loss) from unconsolidated investments	$ **33.4**	$ 25.5	31%	$ **33.6**	$ 26.6	26%
Corporate Operations and Other						
Segment operating income (loss)	$ **(44.3)**	$ (61.4)	28%	$ **(161.7)**	$ (171.3)	6%
Segment income (loss) from unconsolidated investments	$ **(1.3)**	$ (0.3)	NM	$ **(2.1)**	$ 0.2	NM
Canopy equity earnings (losses) [1]	$ **(68.4)**	$ (43.0)	(59%)	$ **(142.6)**	$ (108.8)	(31%)
Consolidated operating income (loss)	$ **839.9**	$ 783.1	7%	$ **1,654.2**	$ 2,231.8	(26%)
Comparable Adjustments	(16.1)	52.3	(131%)	622.7	92.7	NM
Comparable operating income (loss)	$ **823.8**	$ 835.4	(1%)	$ **2,276.9**	$ 2,324.5	(2%)
Consolidated income (loss) from unconsolidated investments	$ **(171.8)**	$ 782.4	(122%)	$ **(1,541.8)**	$ 130.5	NM
Comparable Adjustments	135.5	(800.2)	117%	1,430.7	(212.5)	NM
Comparable income (loss) from unconsolidated investments	$ **(36.3)**	$ (17.8)	(104%)	$ **(111.1)**	$ (82.0)	(35%)
Consolidated EBIT	$ **787.5**	$ 817.6	(4%)	$ **2,165.8**	$ 2,242.5	(3%)

[1] We recognize our equity in earnings (losses) for Canopy Growth Corporation ("Canopy") on a two-month lag. The summarized financial information below represents 100% of Canopy's reported results, prepared in accordance with generally accepted accounting principles in the U.S. ("GAAP"), and converted from Canadian dollars to U.S. dollars using the applicable weighted average exchange rates.

	Three Months Ended			Nine Months Ended		
	November 30, 2021	November 30, 2020	Percent Change	November 30, 2021	November 30, 2020	Percent Change
Net sales	$ 104.3	$ 101.5	3%	$ 332.4	$ 261.5	27%
Gross profit (loss)	$ (56.5)	$ 19.6	NM	$ (26.6)	$ (33.0)	19%
% Net sales	*(54.2)%*	*19.3 %*		*(8.0)%*	*(12.6)%*	
Operating income (loss)	$ (171.0)	$ (213.4)	20%	$ (508.0)	$ (1,071.0)	53%
% Net sales	*NM*	*NM*		*NM*	*NM*	

NM=Not Meaningful

CONSTELLATION BRANDS, INC. AND SUBSIDIARIES
RECONCILIATIONS OF GAAP TO NON-GAAP FINANCIAL MEASURES
(in millions, except per share data)
(unaudited)

We report our financial results in accordance with GAAP. However, non-GAAP financial measures, as defined in the reconciliation tables below, are provided because we use this information in evaluating the results of our core operations and/or internal goal setting. In addition, we believe this information provides investors valuable insight on underlying business trends and results in order to evaluate year-over-year financial performance. See the tables below for supplemental financial data and corresponding reconciliations of these non-GAAP financial measures to GAAP financial measures for the periods presented. Non-GAAP financial measures should be considered in addition to, not as a substitute for, or superior to, our reported results prepared in accordance with GAAP. Please refer to our website at http://www.cbrands.com/investors/reporting for a more detailed description and further discussion of these non-GAAP financial measures.

	Three Months Ended November 30, 2021			Three Months Ended November 30, 2020			Percent Change - Reported Basis (GAAP)	Percent Change - Comparable Basis (Non-GAAP)
	Reported Basis (GAAP)	Comparable Adjustments	Comparable Basis (Non-GAAP)	Reported Basis (GAAP)	Comparable Adjustments	Comparable Basis (Non-GAAP)		
Net sales	$ 2,320.6		$ 2,320.6	$ 2,438.1		$ 2,438.1	(5%)	(5%)
Cost of product sold	(1,094.9)	$ 2.0		(1,169.9)	$ 12.3			
Gross profit	1,225.7	2.0	$ 1,227.7	1,268.2	12.3	$ 1,280.5	(3%)	(4%)
Selling, general, and administrative expenses	(385.8)	(18.1)		(464.1)	19.0			
Impairment of assets held for sale	—			(21.0)	21.0			
Operating income (loss)	839.9	(16.1)	$ 823.8	783.1	52.3	$ 835.4	7%	(1%)
Income (loss) from unconsolidated investments	(171.8)	135.5		782.4	(800.2)			
EBIT			$ 787.5			$ 817.6	NA	(4%)
Interest expense	(88.0)			(95.7)				
Loss on extinguishment of debt	—			(1.2)	1.2			
Income (loss) before income taxes	580.1	119.4	$ 699.5	1,468.6	(746.7)	$ 721.9	(60%)	(3%)
(Provision for) benefit from income taxes [1]	(99.3)	1.9		(176.6)	69.6			
Net income (loss)	480.8	121.3		1,292.0	(677.1)			
Net (income) loss attributable to noncontrolling interests	(10.0)			(11.1)				
Net income (loss) attributable to CBI	$ 470.8	$ 121.3	$ 592.1	$ 1,280.9	$ (677.1)	$ 603.8	(63%)	(2%)
EPS [2]	$ 2.48	$ 0.64	$ 3.12	$ 6.55	$ (3.46)	$ 3.09	(62%)	1%
Weighted average common shares outstanding – diluted	189.939		189.939	195.444		195.444		
Gross margin	52.8 %		52.9 %	52.0 %		52.5 %		
Operating margin	36.2 %		35.5 %	32.1 %		34.3 %		
Effective tax rate	17.1 %		13.9 %	12.0 %		14.8 %		

Comparable Adjustments	Three Months Ended November 30, 2021				Three Months Ended November 30, 2020			
	Acquisitions, Divestitures, and Related Costs [3]	Restructuring and Other Strategic Business Development Costs	Other [4]	Total	Acquisitions, Divestitures, and Related Costs	Restructuring and Other Strategic Business Development Costs [5]	Other [4]	Total
Cost of product sold	$ (0.1)	$ —	$ (1.9)	$ (2.0)	$ —	$ (0.7)	$ (11.6)	$ (12.3)
Selling, general, and administrative expenses	$ 7.5	$ 0.2	$ 10.4	$ 18.1	$ (1.8)	$ (12.7)	$ (4.5)	$ (19.0)
Impairment of assets held for sale	$ —	$ —	$ —	$ —	$ —	$ (21.0)	$ —	$ (21.0)
Operating income (loss)	$ 7.4	$ 0.2	$ 8.5	$ 16.1	$ (1.8)	$ (34.4)	$ (16.1)	$ (52.3)
Income (loss) from unconsolidated investments	$ (0.7)	$ (0.7)	$ (134.1)	$ (135.5)	$ (1.0)	$ (12.7)	$ 813.9	$ 800.2
Loss on extinguishment of debt	$ —	$ —	$ —	$ —	$ —	$ —	$ (1.2)	$ (1.2)
(Provision for) benefit from income taxes [1]	$ 1.5	$ (0.1)	$ (3.3)	$ (1.9)	$ 3.3	$ 59.8	$ (132.7)	$ (69.6)
Net income (loss) attributable to CBI	$ 8.2	$ (0.6)	$ (128.9)	$ (121.3)	$ 0.5	$ 12.7	$ 663.9	$ 677.1
EPS [2]	$ 0.04	$ —	$ (0.68)	$ (0.64)	$ —	$ 0.06	$ 3.40	$ 3.46

[1] The effective tax rate applied to each Comparable Adjustment amount is generally based upon the jurisdiction in which the Comparable Adjustment was recognized. For the nine months ended November 30, 2021, the (provision for) benefit from income taxes includes a net income tax provision recognized as a result of a legislative update in Switzerland, partially offset by a net income tax benefit recognized as a result of adjustments to valuation allowances. For the three months and nine months ended November 30, 2020, the (provision for) benefit from income taxes primarily includes (i) a net income tax (provision) benefit recognized as a result of adjustments to valuation allowances and (ii) a net income tax (provision) benefit related to legislative and governmental initiatives under the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act").

[2] May not sum due to rounding as each item is computed independently. For the nine months ended November 30, 2021, the comparable adjustments and comparable basis diluted net income per share are calculated on a fully dilutive basis. [6]

[3] For the three months ended November 30, 2021, acquisitions, divestitures, and related costs consist primarily of a gain related to the remeasurement of our previously held equity interest in My Favorite Neighbor, LLC to the acquisition date fair value, partially offset by transition services agreements activity related to the Wine and Spirits Divestitures.

[4] For the three months ended November 30, 2021, other consists primarily of (i) an unrealized net loss from the mark to fair value of our investment in Canopy and (ii) a net loss from the mark to fair value of undesignated commodity derivative contracts, partially offset by (i) a net gain associated with Canopy equity earnings (losses), (ii) net flow through of reserved inventory following the 2020 U.S. West Coast wildfires, and (iii) a gain from a property tax settlement. For the three months ended November 30, 2020, other consists primarily of an unrealized net gain from the mark to fair value of our investment in Canopy and a net gain from the mark to fair value of undesignated commodity derivative contracts, partially offset by costs associated with Canopy equity earnings (losses) and a loss on write-down of certain grapes as a result of smoke damage sustained during the 2020 U.S. West Coast wildfires.

[5] For the three months ended November 30, 2020, restructuring and other strategic business development costs consist primarily of (i) equity losses from Canopy largely related to costs designed to improve their organizational focus, streamline operations, and align product capability with projected demand and (ii) impairments of long-lived assets held for sale and costs to optimize our portfolio, gain efficiencies, and reduce our cost structure within the wine and spirits segment.

CONSTELLATION BRANDS, INC. AND SUBSIDIARIES
RECONCILIATIONS OF GAAP TO NON-GAAP FINANCIAL MEASURES (continued)
(in millions except per share data)
(unaudited)

	Nine Months Ended November 30, 2021			Nine Months Ended November 30, 2020			Percent Change - Reported Basis (GAAP)	Percent Change - Comparable Basis (Non-GAAP)
	Reported Basis (GAAP)	Comparable Adjustments	Comparable Basis (Non-GAAP)	Reported Basis (GAAP)	Comparable Adjustments	Comparable Basis (Non-GAAP)		
Net sales	**$ 6,718.2**		**$ 6,718.2**	$ 6,661.9		$ 6,661.9	**1%**	**1%**
Cost of product sold	(3,143.5)	$ (31.3)		(3,189.6)	$ 28.8			
Gross profit	**3,574.7**	(31.3)	**$ 3,543.4**	3,472.3	28.8	$ 3,501.1	**3%**	**1%**
Selling, general, and administrative expenses	(1,254.6)	(11.9)		(1,216.5)	39.9			
Impairment of brewery construction in progress	(665.9)	665.9		—				
Impairment of assets held for sale	—			(24.0)	24.0			
Operating income (loss)	**1,654.2**	622.7	**$ 2,276.9**	2,231.8	92.7	$ 2,324.5	**(26%)**	**(2%)**
Income (loss) from unconsolidated investments	(1,541.8)	1,430.7		130.5	(212.5)			
EBIT			**$ 2,165.8**			$ 2,242.5	**NA**	**(3%)**
Interest expense	(270.5)			(295.9)				
Loss on extinguishment of debt	(29.4)	29.4		(8.8)	8.8			
Income (loss) before income taxes	**(187.5)**	2,082.8	**$ 1,895.3**	2,057.6	(111.0)	$ 1,946.6	**(109%)**	**(3%)**
(Provision for) benefit from income taxes [1]	(217.1)	(138.9)		(416.4)	86.7			
Net income (loss)	(404.6)	1,943.9		1,641.2	(24.3)			
Net (income) loss attributable to noncontrolling interests	(31.2)			(26.1)				
Net income (loss) attributable to CBI	**$ (435.8)**	$ 1,943.9	**$ 1,508.1**	$ 1,615.1	$ (24.3)	$ 1,590.8	**(127%)**	**(5%)**
EPS [2]	**$ (2.31)**	$ 10.09	**$ 7.82**	$ 8.28	$ (0.12)	$ 8.15	**(128%)**	**(4%)**
Weighted average common shares outstanding – diluted [6]	**167.692**	25.037	**192.729**	195.101		195.101		
Gross margin	**53.2 %**		**52.7 %**	52.1 %		52.6 %		
Operating margin	**24.6 %**		**33.9 %**	33.5 %		34.9 %		
Effective tax rate	**(115.8)%**		**18.8 %**	20.2 %		16.9 %		

Comparable Adjustments	Nine Months Ended November 30, 2021				Nine Months Ended November 30, 2020			
	Acquisitions, Divestitures, and Related Costs [7]	Restructuring and Other Strategic Business Development Costs [8]	Other [9]	Total	Acquisitions, Divestitures, and Related Costs [7]	Restructuring and Other Strategic Business Development Costs [8]	Other [9]	Total
Cost of product sold	$ —	$ (2.6)	$ 33.9	$ 31.3	$ (0.1)	$ (25.8)	$ (2.9)	$ (28.8)
Selling, general, and administrative expenses	$ 2.9	$ 0.1	$ 8.9	$ 11.9	$ (9.2)	$ (21.6)	$ (9.1)	$ (39.9)
Impairment of brewery construction in progress	$ —	$ —	$ (665.9)	$ (665.9)	$ —	$ —	$ —	$ —
Impairment of assets held for sale	$ —	$ —	$ —	$ —	$ —	$ (24.0)	$ —	$ (24.0)
Operating income (loss)	$ 2.9	$ (2.5)	$ (623.1)	$ (622.7)	$ (9.3)	$ (71.4)	$ (12.0)	$ (92.7)
Income (loss) from unconsolidated investments	$ (4.0)	$ (70.7)	$ (1,356.0)	$ (1,430.7)	$ (1.9)	$ (251.5)	$ 465.9	$ 212.5
Loss on extinguishment of debt	$ —	$ —	$ (29.4)	$ (29.4)	$ —	$ —	$ (8.8)	$ (8.8)
(Provision for) benefit from income taxes [1]	$ 5.8	$ 3.3	$ 129.8	$ 138.9	$ (19.8)	$ 73.0	$ (139.9)	$ (86.7)
Net income (loss) attributable to CBI	$ 4.7	$ (69.9)	$ (1,878.7)	$ (1,943.9)	$ (31.0)	$ (249.9)	$ 305.2	$ 24.3
EPS [2]	$ 0.02	$ (0.36)	$ (9.75)	$ (10.09)	$ (0.16)	$ (1.28)	$ 1.56	$ 0.12

[6] For the nine months ended November 30, 2021, we have excluded the following weighted average common shares outstanding from the calculation of diluted net income (loss) per common share, as the effect of including these would have been anti-dilutive, in millions:

Class B Convertible Common Stock	23.230
Stock-based awards, primarily stock options	1.807

[7] For the nine months ended November 30, 2021, acquisitions, divestitures, and related costs consist primarily of a gain related to the remeasurement of our previously held equity interest in My Favorite Neighbor, LLC to the acquisition date fair value, partially offset by transition services agreements activity related to the Wine and Spirits Divestitures. For the nine months ended November 30, 2020, acquisitions, divestitures, and related costs consist primarily of (i) a net income tax provision recognized for the adjustments to valuation allowances, (ii) a net loss on foreign currency contracts, (iii) a loss in connection with working capital adjustments on the sale of the Black Velvet Canadian Whisky business, and (iv) transaction costs associated with the then-pending sale of a portion of the wine and spirits business, partially offset by a net gain recognized in connection with a vineyard sale.

[8] For the nine months ended November 30, 2021, and November 30, 2020, restructuring and other strategic business development costs consist primarily of equity losses from Canopy related to costs designed to improve their organizational focus, streamline operations, and align product capability with projected demand. The nine months ended November 30, 2020, also included costs to optimize our portfolio, gain efficiencies, and reduce our cost structure, and impairments of long-lived assets held for sale within the wine and spirits segment.

[9] For the nine months ended November 30, 2021, other consists primarily of (i) an unrealized net loss from the mark to fair value of our investment in Canopy, (ii) an impairment of long-lived assets in connection with certain assets at the Mexicali Brewery, (iii) a loss on extinguishment of debt, and (iv) a net income tax provision recognized as a result of a legislative update in Switzerland, partially offset by (i) a net gain associated with Canopy equity earnings (losses), (ii) a net gain from the mark to fair value of undesignated commodity derivative contracts, (iii) net flow through of reserved inventory following the 2020 U.S. West Coast wildfires, and (iv) a gain from a property tax settlement. For the nine months ended November 30, 2020, other consists primarily of an unrealized net gain from the mark to fair value of our investment in Canopy and a net gain from the mark to fair value of undesignated commodity derivative contracts, partially offset by (i) costs associated with Canopy equity earnings (losses), (ii) a loss on write-down of certain grapes as a result of smoke damage sustained during the 2020 U.S West Coast wildfires, and (iii) a net income tax provision related to the CARES Act.

CONSTELLATION BRANDS, INC. AND SUBSIDIARIES
RECONCILIATIONS OF GAAP TO NON-GAAP FINANCIAL MEASURES (continued)
(in millions, except per share data)
(unaudited)

Canopy Equity Earnings (Losses) and Related Activities ("Canopy EIE")

Canopy EIE non-GAAP financial measures are provided because management uses this information to monitor our investment in Canopy. In addition, we believe this information provides investors valuable insight on underlying business trends and results in order to evaluate year-over-year financial performance.

	Three Months Ended		Nine Months Ended	
	November 30, 2021	November 30, 2020	November 30, 2021	November 30, 2020
Equity earnings (losses) and related activities - reported basis, Canopy EIE (GAAP) [1]	**$ (4.2)**	**$ (12.4)**	**$ (39.5)**	**$ (421.0)**
Comparable Adjustments [2][3]	(64.2)	(30.6)	(103.1)	312.2
Equity earnings (losses) and related activities - comparable basis, Canopy EIE (Non-GAAP)	**(68.4)**	**(43.0)**	**(142.6)**	**(108.8)**
(Provision for) benefit from income taxes [3]	10.0	28.3	23.6	38.2
Net income (loss) attributable to CBI - comparable basis, Canopy EIE (Non-GAAP)	**$ (58.4)**	**$ (14.7)**	**$ (119.0)**	**$ (70.6)**

	Three Months Ended		Nine Months Ended	
	November 30, 2021	November 30, 2020	November 30, 2021	November 30, 2020
EPS - reported basis, Canopy EIE (GAAP)	**$ 0.02**	**$ 0.41**	**$ (0.05)**	**$ (1.63)**
Comparable Adjustments - Canopy EIE (Non-GAAP)	(0.32)	(0.48)	(0.57)	1.23
EPS - comparable basis, Canopy EIE (Non-GAAP) [4]	**$ (0.31)**	**$ (0.08)**	**$ (0.62)**	**$ (0.36)**

	Three Months Ended					
	November 30, 2021			November 30, 2020		
	Income (loss) before income taxes	(Provision for) benefit from income taxes [3]	Effective tax rate [5]	Income (loss) before income taxes	(Provision for) benefit from income taxes [3]	Effective tax rate [5]
Reported basis (GAAP)	$ 580.1	$ (99.3)	17.1 %	$ 1,468.6	$ (176.6)	12.0 %
Comparable Adjustments - (Non-GAAP)	119.4	1.9		(746.7)	69.6	
Comparable basis (Non-GAAP)	**699.5**	**(97.4)**	13.9 %	**721.9**	**(107.0)**	14.8 %
Comparable basis, Canopy EIE (Non-GAAP)	(68.4)	10.0		(43.0)	28.3	
Comparable basis, excluding Canopy EIE (Non-GAAP)	**$ 767.9**	**$ (107.4)**	14.0 %	**$ 764.9**	**$ (135.3)**	17.7 %

	Three Months Ended		Nine Months Ended	
	November 30, 2021	November 30, 2020	November 30, 2021	November 30, 2020
EPS - comparable basis (Non-GAAP) [6]	**$ 3.12**	**$ 3.09**	**$ 7.82**	**$ 8.15**
Comparable basis, Canopy EIE (Non-GAAP)	0.31	0.08	0.62	0.36
EPS - comparable basis, excluding Canopy EIE (Non-GAAP) [4]	**$ 3.42**	**$ 3.16**	**$ 8.44**	**$ 8.52**

(1) Equity earnings (losses) and related activities are included in income (loss) from unconsolidated investments.

(2) Comparable Adjustments, Canopy EIE include: restructuring and other strategic business development costs, expected credit losses on financial assets and related charges, unrealized net (gain) loss from the mark to fair value of securities measured at fair value and related activities, share-based compensation expense related to acquisition milestones, acquisition costs, loss on dilution due to Canopy's issuance of additional stock, and other (gains) losses.

(3) The Comparable Adjustment effective tax rate applied to each Comparable Adjustment amount is generally based upon the jurisdiction in which the adjustment was recognized. The benefit from income taxes effective tax rate applied to our Canopy equity earnings (losses) and related activities is generally based on the tax rates of the legal entities that hold our investment.

(4) May not sum due to rounding as each item is computed independently. For the nine months ended November 30, 2021, the comparable adjustments and comparable basis diluted net income per share are calculated on a fully dilutive basis.

(5) Effective tax rate is not considered a GAAP financial measure, for purposes of this reconciliation, we derived the reported GAAP measure based on GAAP results, which serves as the basis for the reconciliation to the comparable non-GAAP financial measure.

(6) See reconciliation of the applicable non-GAAP financial measures on pages 13 and 15.

EPS Guidance

	Range for the Year Ending February 28, 2022		
Forecasted EPS - reported basis (GAAP)	$	(0.25) $	(0.10)
Acquisitions, divestitures, and related costs [1]		(0.01)	(0.01)
Restructuring and other strategic business development costs [2]		0.36	0.36
Other [3]		9.78	9.78
Comparable basis, Canopy EIE (Non-GAAP)		0.62	0.62
Forecasted EPS - comparable basis, excluding Canopy EIE (Non-GAAP) [4]	$	10.50 $	10.65

	Actual for the Year Ended February 28, 2021
EPS - reported basis (GAAP)	$ 10.23
Acquisitions, divestitures, and related costs [1]	0.12
Restructuring and other strategic business development costs [2]	1.73
Other [3]	(2.11)
EPS - comparable basis (Non-GAAP) [4]	**9.97**
Comparable basis, Canopy EIE (Non-GAAP)	0.48
EPS - comparable basis, excluding Canopy EIE (Non-GAAP) [4]	$ 10.44

(1) Acquisitions, divestitures, and related costs include: [4]	Estimated for the Year Ending February 28, 2022	Actual for the Year Ended February 28, 2021
Gain on the remeasurement of our investment in My Favorite Neighbor, LLC	$ (0.07)	$ —
Net income tax provision recognized for the reversal of valuation allowances	$ (0.02)	$ 0.14
Net (gain) loss on sale of business	$ (0.01)	$ (0.06)
Transition services agreements activity	$ 0.06	$ —
(Gain) loss on sale of vineyard	$ —	$ (0.03)
Net (gain) loss on foreign currency derivative contracts	$ —	$ 0.03
Transaction, integration, and other acquisition-related costs in connection with:		
Investment in Canopy	$ 0.02	$ 0.01
Wine and Spirits Divestitures	$ —	$ 0.02
Copper & Kings acquisition	$ —	$ 0.01

(2) For the year ending February 28, 2022, and year ended February 28, 2021, restructuring and other strategic business development costs primarily consist of equity losses from Canopy largely related to costs designed to improve their organizational focus, streamline operations, and align product capability with projected demand. For the year ended February 28, 2021, restructuring and other strategic business development costs also included costs to optimize our portfolio, gain efficiencies, and reduce our cost structure primarily within the wine and spirits segment and impairments of long-lived assets held for sale.

(3) Other includes: (4)

	Estimated for the Year Ending February 28, 2022	Actual for the Year Ended February 28, 2021
Unrealized net (gain) loss from mark to fair value of our investment in Canopy	$ 7.64	$ (3.03)
Impairment of brewery construction in progress	$ 3.09	$ —
Loss on extinguishment of debt	$ 0.11	$ 0.05
Net income tax provision recognized as a result of a legislative update in Switzerland	$ 0.06	$ —
Canopy equity (earnings) losses and related activities comparable adjustments	$ (0.58)	$ 0.63
Unconsolidated investments, other	$ (0.37)	$ 0.03
Net (gain) loss from mark to fair value of undesignated commodity derivative contracts	$ (0.09)	$ (0.22)
Net flow through of reserved inventory	$ (0.05)	$ —
Property tax settlement	$ (0.04)	$ —
(Gain) loss on change in estimated fair value of a contingent liability associated with prior period acquisitions	$ —	$ (0.04)
Loss on write-down of certain inventory as a result of smoke damage sustained during wildfires	$ —	$ 0.28
Net income tax provision recognized in connection with the CARES Act	$ —	$ 0.06
Net income tax provision recognized in connection with the mark to fair value of our investment in Canopy	$ —	$ 0.04
COVID-19 incremental costs	$ —	$ 0.04
Impairments of certain long-lived assets	$ —	$ 0.04
Loss on contract termination	$ —	$ 0.02

(4) May not sum due to rounding as each item is computed independently. The comparable adjustments and comparable basis diluted net income per share are calculated on a fully dilutive basis.

Free Cash Flow Guidance

Free cash flow, as defined in the reconciliation below, is considered a liquidity measure and is considered to provide useful information to investors about the amount of cash generated, which can then be used, after required debt service and dividend payments, for other general corporate purposes. A limitation of free cash flow is that it does not represent the total increase or decrease in the cash balance for the period. Free cash flow should be considered in addition to, not as a substitute for, or superior to, cash flow from operating activities prepared in accordance with GAAP.

	Range for the Year Ending February 28, 2022	
Net cash provided by operating activities (GAAP)	$ **2,400.0**	$ **2,600.0**
Purchases of property, plant, and equipment	(1,000.0)	(1,100.0)
Free cash flow (Non-GAAP)	$ **1,400.0**	$ **1,500.0**

	Nine Months Ended	
	November 30, 2021	November 30, 2020
Net cash provided by operating activities (GAAP)	$ **2,444.1**	$ 2,363.6
Purchases of property, plant, and equipment	(598.7)	(467.7)
Free cash flow (Non-GAAP)	$ **1,845.4**	$ 1,895.9